July 19, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:	QI Systems Inc. Post-Effective Amendment No. 1 to
Registration Statement on Form S-4
SEC File No. 333-130594
Form AW Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), QI Systems Inc., a Delaware corporation (the “Registrant”), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to its Registration Statement on Form S-4 (File No. 333-130594) (the “Registration Statement”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006.

The Post-Effective Amendment was incorrectly tagged as a pre-effective amendment and incorrectly characterized as a post-effective amendment. The Post-Effective Amendment should have been tagged and characterized as a new registration statement filed under General Instruction K of Form S-4 and Rule 462(b) promulgated under the Securities Act for the sole purpose of registering additional shares of the Registrant’s common stock for issuance in connection with the change of the Registrant’s jurisdiction of incorporation, or domestication, from the Province of British Columbia, Canada to the State of Delaware. Accordingly, the Registrant is requesting that the Post-Effective Amendment be withdrawn and it intends to file a registration statement under General Instruction K of Form S-4 and Rule 462(b) that will include the correct EDGAR tag and characterization.

As contemplated by the Registration Statement, at a meeting of the Registrant’s shareholders held on Friday, June 23, 2006, the Registrant’s shareholders approved the Registrant’s change of jurisdiction or domestication from British Columbia to Delaware. Subsequent to the shareholders meeting, a Certificate of Domestication and a Certificate of Incorporation of the Registrant were filed by the Registrant with the office of the Secretary of State of Delaware, completing Registrant’s change of jurisdiction or domestication effective as of July 1, 2006.

In accordance with Rule 414(d) promulgated under the Securities Act, the Registrant has filed with the Commission a post-effective amendment to the Registration Statement expressly adopting the Registration Statement as its own registration statement. Immediate effectiveness of such amendment has been requested. This request for withdrawal of the Post-Effective Amendment is filed by the Registrant as the successor issuer under the Registration Statement.

The Post-Effective Amendment relates solely to conversion of issued and outstanding shares of capital stock of the Registrant in connection with its change of jurisdiction of incorporation. The Registrant confirms that no securities have been sold pursuant to the Post-Effective Amendment.

Please contact our legal counsel, Dean A. Tetirick, should you have further questions regarding our request for withdrawal. Mr. Tetirick may be reached at 817-877-2883. Thank you for your assistance in this matter.

Very truly yours,

QI SYSTEMS INC.

By: /s/ ROBERT I. MCLEAN JR.
Name: Robert I. McLean Jr.
Title: Chief Financial Officer and Chief
Operating Officer

cc:	Ms. Anne Nguyen
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

cc:	Mr. Hugh Fuller
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561